June 15, 2009

VIA FAX AND EDGAR

Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Fax nr. 703-813-6981

Attention:	Tamara Tangen Division of Corporate Finance

Re:	Wayside Technology Group, Inc. Form 10-K for the Year Ended December 31, 2008 Form 10-Q For the Quarterly Period Ended March 31, 2009 SEC Comment Letter Dated May 18, 2009 File No. 000-26408
Dear Ms. Tangen:

Please find below our comments and explanations in reply to your letter dated May 18, 2009. We will do our utmost to explain our position to you and hopefully you will find our explanations satisfactory. With this stated, we welcome any help in improving the overall disclosure of our filings. Should you have any further questions or remarks, please do not hesitate to contact us.  For your convenience, we have reproduced below in italics each of your comments and have provided the corresponding response immediately below each comment.

Additionally, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K filed for the period ended December 31, 2008

Part 1, Item 9A Controls and procedures

Comment 1.
We note your statement that a “the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.”  We note similar language in your Form 10-Q filed on May 12, 2009.  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Our future filings will be revised as follows:

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15(b) under the Exchange Act, our management carried out an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures”, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report.  This evaluation was carried out under the supervision and with the participation of our management, including our Company’s President, Chairman of the Board and Chief Executive Officer (principal executive officer) and Vice President and Chief Accounting Officer (principal financial officer). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Accounting Officer concluded that the Company’s disclosure controls and procedures were effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-10

Comment 2.
We note that a majority of your revenue is recognized on a gross basis.  Please provide a full description of how you considered each of the indicators of gross and net revenue reporting set forth in EITF 99-19.  Your response should include a discussion and conclusion on each of the indicators set forth in paragraphs 7-17.

We are strictly a reseller of software and the software we resell does not require any production, modification, or customization.  We do not publish, design or develop software. The software publisher develops the software we sell. We do not add any software or provide services other than the logistic delivery of the product to the user of the product. This service is not essential to the functionality of the software or other products provided. We do not have any arrangements providing for multiple software deliverables, accordingly, we do not have multi-element arrangements.

In 2008, all of our revenue was reported as Gross Revenue as we did not incur any sales that had to be reported as Net Revenue. In 2007 we reported $40,000 as Net Revenue, which was deemed to be an immaterial amount. We did not incur any deferred revenue in 2008 or 2007.

The following is a discussion and conclusion of each of the indicators set forth in EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, paragraphs 7-17.

Indicators of Gross Reporting

7. The company is the primary obligor in the arrangement -

We are the primary obligor, and are seen as the primary obligor by both our vendors and customers, based on the following facts:

a.
We are responsible for the entire fulfillment process, including influencing the customer as to what product(s) to purchase and the ultimate acceptability of the products ordered and purchased by a customer.

b.	The Company is responsible for customer satisfaction, billing and invoicing and handling and resolving disputes that may arise.

c.
The customers’ first contact if any questions should arise is the Company. The Company is responsible to resolve the customer’s questions and/or complaints. If it is a product performance related issue, the Company might involve its vendor if technical expertise is needed to explain functionality to the customer.

8. The company has general inventory risk (before customer order is placed or upon customer return) -

We have inventory risk for the products we sell, based on the following facts:

We take ownership of the products we sell, no matter how the software is delivered. The majority of the products that we sell are delivered via drop shipment, meaning an order is fulfilled directly from a warehouse of our distributor or vendor and delivered to our customer. However, at the moment we place the order with our vendor and the products leave the distributor or vendor, we take ownership of the products and we have the primary obligation to pay our vendor for the purchase of the products. We are responsible for returns and we take title to a product if it is returned by a customer. Our customers generally have 30 days to return a product.

9. The company has latitude in establishing price -

We have sole discretion in establishing pricing for the products we sell. We operate in a low margin and very competitive industry. Products that we sell are typically sold by a variety of competitors, small and large. Price setting and pricing strategy is a very important competitive tool in our industry.

10. The company changes the product or performs part of the service -

We do not change the products we sell in any way.

11. The company has discretion in supplier selection -

In our Programmers Paradise segment, we typically have discretion in supplier selection as the products we sell are available at multiple distributors, resellers and/or directly from the vendor. Suppliers are selected on availability of the product, as well as pricing, including pricing for shipping and handling. Products are typically available at lower prices from distributors than directly from a vendor.

In our Lifeboat segment, we act as the distributor for software vendors and the specific products we are authorized to distribute.

12. The company is involved in the determination of product or service specifications -

Based on the request of a customer, we assist in determining the quantity, type and sort of products a customer acquires. The majority of our products sold are software licenses.  Software license programs vary enormously from vendor to vendor. Our expertise allows us to assist customers with selecting the correct license should this be required.

13. The company has physical loss inventory risk (after customer order or during shipping) -

We take ownership of the products we sell, no matter how the software is delivered. The majority of the products that we sell are delivered via drop shipment, meaning an order is fulfilled directly from a warehouse of our distributor or vendor and delivered to our customer. However, at the moment we place the order with our vendor and the products leave the distributor or vendor, we take ownership of the products and we have the primary obligation to pay our vendor for the purchase of the products.  We are responsible for returns and we take title to a product if it is returned by a customer. Our customers generally have 30 days to return a product.

14. The company has credit risk -

The Company has credit risk as it is responsible for collecting the sales price from its customers and must pay the amount owed to the vendor/supplier regardless of whether the sales price is fully collected. The guidance mentions that credit risk is mitigated if the customer pays by credit card and the Company obtains authorization for the charge in advance of product shipment. The Company does have credit card sales; however, they represent less than 10% of total sales. In addition, credit risk could still exist on these credit card sales based on the risk of a fraudulent sale. In conclusion, the Company is deemed to have credit risk.

Indicators of Net Reporting

15. The supplier (not the company) is the primary obligor in the arrangement -

As indicated, our suppliers are not the primary obligors.

16. The amount the company earns is fixed -

The amount the Company earns is not fixed. Products that we sell are typically sold by a variety of competitors, small and large. Price setting and pricing strategy is a very important competitive tool in our industry.

17. The supplier (and not the company) has credit risk -

 As discussed under 14, our suppliers do not have credit risk. We refer to page F-24 of our financial statements for amounts charged to our allowance for accounts receivable.

Based on these facts, we believe that our revenue transactions were, and are, properly recorded.  In instances where the Company only earns a commission based on order amount and where vendors are responsible for collection, the Company records these arrangements on a net basis. As stated before, this was not the case in 2008.

Comment 3:
Tell us how you determine the payment terms offered to your customers and what you believe your normal and customary payment terms to be.  Describe any extended payment term arrangements offered to your customers and tell us how you recognize revenue on arrangements subject to such terms.  In supporting your accounting for these arrangements, refer to paragraphs 27 through 30 and paragraphs 112 and 113 of SOP 97-2.  In addition, explain why the accounts receivable balance increased significantly during first quarter 2009 and indicate the type of customers that have these balances.  Further, indicate the impact of these increases in receivables on your liquidity and explain how your MD&A addresses those liquidity impacts.

Our payment terms are payment via credit card, payment on account (typically within 30 days from receipt of the invoice) or payment on extended payment terms, based on request of our customer. Our average days’ sales outstanding in 2008 was 35 days, in 2007 it was 49 days. Our payment terms do not vary by customer type, arrangement size, or product mix. Returns are permitted within 30 days, if products are in a resalable condition. Returns are minimal and amounted to approximately $3.5 million in 2008.

The following table indicates revenue per payment term;

	Sales in 2008
Credit card	$11.3	mln	6.5%
Payment on account, typically 30 days	$151.2	mln	86.9%
Extended payment terms	$11.5	mln	6.6%

Total Sales in 2008	$174.0	mln	100.0%

Our payment terms are determined based on the creditworthiness of a customer and in most cases are net 30. Each new customer is required to fill out a credit application. Based on this credit application, our credit department performs a creditworthiness review that can include review of public filings, reports from credit agencies, financial filings, reports obtained from banks as well as supplier references. The credit department and Chief Accounting Officer meet on a weekly basis and any past due accounts are discussed and if warranted are placed on credit hold.

Extended payment terms can be requested by a customer. Extended payment terms are standard business practice. As indicated, in 2008 this related to $11.5 or 6.6% of our revenue. Revenue with extended payment terms amounted to $4.8 million (2.7% of overall revenue) in 2007 and $4.9 million (2.7% of overall revenue) in 2006.

The typical arrangement on these extended payment arrangements is one third (1/3) payable within 30 days, one third (1/3) payable within one year from original invoice date and the balance two years from the original date of invoice. The payments are fixed and not at all related to the performance of the product.

The Company has been offering these extended payment terms since 2003 in order to provide flexibility to customers purchasing licenses for its products and related maintenance. Terms of these transactions range from standard perpetual license sales that include one year of maintenance to large multi-year (generally two to five years), multi-product contracts. We offer this form of payment to all of our customers; it is not based on the sort or type of software acquired. We charge a separate finance fee for this service. Since 2003, we have had only one instance of non-payment for an extended terms contract. The amount was $81,000, which is deemed to be immaterial. There have been no returns for any extended payment term transaction in the last three years.

Based on the Company’s successful collection history for deferred payments, product sales (net of any finance fees) are recognized as revenue upon delivery of the software. Financing fees are recognized as interest income over the term of the receivable and amounted to $309,000, $184,000 and $109,000 for fiscal 2008, 2007 and 2006, respectively.

The accounting for the extended payment arrangements is supported by the guidance discussed  in paragraphs 27 through 30 and paragraphs 112 and 113 of SOP 97-2, “Software Revenue Recognition” on determination of whether a fee is fixed and determinable in extended payment arrangements.

The $4.3 million increase in accounts receivable during the first quarter of 2009 is mainly the result of two factors:

1.
Our largest customer, accounting for 11% of consolidated revenue for the year ended December 31, 2008 (CDW Corporation), paid an additional $2.5 million in December of 2008, for accounting or financing purposes on their end, we presume. This did not occur at the end of March 2009. As a result, amounts due from CDW Corporation at March 31, 2009 were $2,790,193 as compared to $580,958 at December 31, 2008. Amounts due per the end of March 2009 were all within normal payment terms.

2.
The month of March 2009 was particularly strong, compared to January and February. March sales accounted for 48% of Q1 2009 revenue, and a significant portion of revenue was recorded in the last two weeks of March.  In Q4 2008, December sales accounted for 40% of Q4 2008 revenue.

Our mix of customers and our accounts receivable aging has not changed significantly from year-end 2008.

We do not believe the increase in accounts receivable will impact our liquidity for the following reasons:

(1)	The Company‘s cash and cash equivalents and marketable securities totaled almost $17 million at March 31, 2009.

(2)	The Company has no debt and has been operating profitably for several years.

(3)	Our working capital stood at $16.5 million at the end of the first quarter of 2009.

Exhibits 31.1 and 31.2

Comment 4:
We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  We note a similar presentation in your Form 10-Q filed on May 12, 2009.  In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

We will revise the certifications in future filings so as not to include the individual’s title at the beginning of the certification.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 732-389-8950.

Sincerely,

/s/ Kevin T. Scull	/s/ Simon F. Nynens
Kevin T. Scull	Simon F. Nynens
Vice President and Chief Accounting Officer	Chairman, President and Chief Executive Officer